9:25 PM
05/17/22
Accrual Basis

# Ventures C&A LLC
# Profit & Loss
## January through December 2021

| | Jan - Dec 21 |
|---|---|
| **Ordinary Income/Expense** | |
| **Income** | |
| **Other Income** | 16,491.12 |
| **Sales** | 165.44 |
| **Total Income** | 16,656.56 |
| **Gross Profit** | 16,656.56 |
| **Expense** | |
| **Advertising and Promotion** | 3,281.68 |
| **Automobile Expense** | 220.94 |
| **Bank Service Charges** | 902.50 |
| **Computer and Internet Expenses** | 2,128.63 |
| **Continuing Education** | 354.00 |
| **Dues and Subscriptions** | 135.00 |
| **Licences** | 330.09 |
| **Meals and Entertainment** | 197.34 |
| **Membership Fees** | 161.00 |
| **Office Supplies** | 463.48 |
| **Parking and Toll Expense** | 1.85 |
| **Postage and Delivery** | 92.40 |
| **Printing and Reproduction** | 493.18 |
| **Professional Fees** | 1,461.29 |
| **Rent Expense** | 706.92 |
| **Software Expense** | 5,824.27 |
| **Telephone Expense** | 253.00 |
| **Travel Expense** | 365.99 |
| **Total Expense** | 17,373.56 |
| **Net Ordinary Income** | -717.00 |
| **Net Income** | **-717.00** |

# Ventures C&A LLC
# Balance Sheet
### As of December 31, 2021

|  | Dec 31, 21 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| SCCU-Savings7732 | 49.26 |
| Space Coast Credit Union-7567 | 5,472.83 |
| **Total Checking/Savings** | 5,522.09 |
| **Total Current Assets** | 5,522.09 |
| **Fixed Assets** | |
| Sewing Machine | 577.00 |
| **Total Fixed Assets** | 577.00 |
| **Other Assets** | |
| **Inventory** | |
| Umbrellas | 18,728.20 |
| **Total Inventory** | 18,728.20 |
| **Materials** | 1,166.72 |
| **Total Other Assets** | 19,894.92 |
| **TOTAL ASSETS** | **25,994.01** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| Loan | 160.00 |
| **Total Other Current Liabilities** | 160.00 |
| **Total Current Liabilities** | 160.00 |
| **Total Liabilities** | 160.00 |
| **Equity** | |
| Capital Stock | 48,074.98 |
| Opening Balance Equity | 211.85 |
| Retained Earnings | -21,735.82 |
| Net Income | -717.00 |
| **Total Equity** | 25,834.01 |
| **TOTAL LIABILITIES & EQUITY** | **25,994.01** |

# Ventures C&A LLC
## Statement of Cash Flows
### January through December 2021

|  | Jan - Dec 21 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -717.00 |
| Adjustments to reconcile Net Income to net cash provided by operations: | |
| Loan | -3,760.00 |
| **Net cash provided by Operating Activities** | -4,477.00 |
| **FINANCING ACTIVITIES** | |
| Capital Stock | 9,571.00 |
| **Net cash provided by Financing Activities** | 9,571.00 |
| **Net cash increase for period** | 5,094.00 |
| **Cash at beginning of period** | 428.09 |
| **Cash at end of period** | **5,522.09** |